Shin Satellite Public Co., Ltd.
THAICOM SATELLITE STATION
41/103 Rattanathibet Rd.,
Nonthaburi 11000

THAICOM

Company Registration No. 163
Tel : 66(0) 2591-0736-49 Fax : 66(0) 2591-0705, 2591-0706

[redacted]

03037892

November 28, 2003

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

PROCESSED
DEC 15 2003
THOMSON FINANCIAL

SUPPL

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Shin Satellite Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Shin Satellite Public Company Limited (the "Company") (**File No. 82-4527**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, SSA 470/2003**

  Subject: Notification on the Plan to list CS Loxinfo Company Limited on the SET

  Date: November 28, 2003

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Legal & Compliance Department by fax at (662) 270-0658 attention Ms. Kobchok Meekoon.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5552 or by emailing kobchokm@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

S. Sitasuwan

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

dlw 12/4

Enclosure

THAICOM

Summary Translation Letter
To the Stock Exchange of Thailand
Date November 28, 2003

SSA 470/2003

November 28, 2003

Subject: Notification on the Plan to list CS Loxinfo Company Limited on the SET

To: The President
The Stock Exchange of Thailand

Shin Satellite Public Company Limited ("SATTEL") would like to ratify the SET of the resolutions of the Shareholder Meeting of CS Loxinfo Public Company Limited ("CSL"), its subsidiary regarding the plan to list CSL on the Stock Exchange of Thailand. The details are as follows;

1. Approved the conversion of CS Loxinfo Company Limited to be a public limited company and CSL changed the name as follow:
   Old name : CS Loxinfo Company Limited
   New name : CS Loxinfo Public Company Limited

   And the new Board of Directors of CSL are as follows:

1.	Mr. Boonklee Plangsiri	Chairman of the Board of Directors
2.	Mr. Dumrong Kasemset	Director
3.	Mrs. Siripen Sitasuwan	Director
4.	Mr. Vasant Chatikavanij	Director
5.	Mr. Kajornsak Singhaseni	Director
6.	Mr. Mark Chong Chin Kok	Director
7.	Mr. Pratheuang Sirodbang	Director and Chairman of the Audit Committee
8.	Mrs. Saowanee Sitchawat	Director and Audit Committee
9.	Mr. Gan Hui Beng	Director and Audit Committee

2. Approve the change of par value of CSL's shares from the existing value of Baht 10 per share to Baht 1, as a result of which, the number of the ordinary shares of the Company shall be in the number of 500,000,000 shares (from the existing number of 50,000,000 shares) amounting to Baht 500,000,000 in its registered capital.

3. Approve CSL to be listed on the Stock Exchange of Thailand within 2004.

4. Approve the increase of the CSL's registered capital from Baht 500,000,000 to Baht 628,096,300 by way of issuing new ordinary shares in the amount of 128,096,300 shares at the par value per share of Baht 1 totaling Baht 128,096,300. The Capital increase is allocated to the general public and the exercise of warrants to be issued to CSL's directors, employees and advisors under the ESOP. The additional details will be disclosed after the Board Meeting of SATTEL.